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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                ( Rule 13d-101 )

                    Under the Securities Exchange Act of 1934



                                  UNIVEC, INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock $0.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   91335U 10 8
                                   -----------
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                 -----------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 20, 1999
                                ----------------

             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
                13D, and is filing this schedule because of Rule
                13D-1(e),(f) or (g), check the following box [X].





                                  (Page 1 of 5)
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                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  91335U 10 8                                        Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Alan H. Gold
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       883,888*
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       883,888*
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             883,888*
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                22.0%*
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

* See Item 5.

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                                                                  Page 3 of 5
Item  1.   Security and Issuer.

         This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of UNIVEC, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 22 Dubon Court, Farmington, NY 11735.

Item 2.   Identity and Background.

         (a) This Statement is filed on behalf of Alan H. Gold (the "Reporting Person").

         (b) The residence address of the Reporting Person is 68 Eagle Chase, Woodbury, New York 11787.

         (c) The principal occupation of the Reporting Person is President of the Issuer. The Reporting Person is also a director of the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         On April 24, 1997, the date the Common Stock became registered under
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person owned 333,333 shares of Common Stock(1) and 115 shares of Series A Preferred Stock which was issued in exchange for the cancellation of a promissory note in the amount of $115,665. The 115 shares of Preferred Stock is convertible into 25,555 shares of Common Stock commencing April 24, 1999. On December 20, 1997 the Reporting Person was granted 10,000 options exercisable at $2.00 until December 20, 2007; on November 19, 1998 the Reporting person was granted 15,000 options exercisable at $1.50 per share until November 19, 2003; and on January 20, 1999, the Reporting

----------------
         (1) These shares have been pledged to secure indebtedness to Joel Schoenfeld. The Reporting Person retains voting and dispositive power with respect to the pledged shares until the occurrence of a default in the payment of the indebtedness secured by the pledged shares. Accordingly, the pledged shares have been included in the number of shares beneficially owned by the Reporting Person.


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                                                                   Page 4 of 5

person was re-granted options to purchase 500,000 shares of Common Stock, exercisable at $1.75 per share until March 28, 2003. The Reporting Person is deemed to be the beneficial owner of the Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the options pursuant to Rule 13d-3 promulgated under the Exchange Act. The grant of the options and surrender and re-grant of the options did not involve the use of funds or other consideration by the Reporting Person.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the options for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 883,888 shares of Common Stock, which includes currently exercisable options to purchase 525,000 shares of Common Stock and 25,555 shares of Common Stock issuable commencing April 24, 1999, upon conversion of Series A Preferred Stock, which represents approximately 22.0 % (2) of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 883,888 shares of Common Stock.

         (c) The Reporting Person surrendered 500,000 options not currently exercisable and was re-granted currently exercisable options on January 20, 1999.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

---------------

         (2) Based on 3,476,246 shares of Common Stock outstanding as of February 19, 1999 and 525,000 shares of Common Stock issuable upon exercise of currently exercisable options and 25,555 shares of Common Stock issuable commencing April 24, 1999, upon conversion of Series A Preferred Stock.


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                                                                   Page 5 of 5


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 4, 1999                             /s/ Alan H. Gold
                                                 --------------------------
                                                 Alan H. Gold